UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Carlyle Credit Income Fund

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

92535C104

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Jonathan L. Corsico, Esq.

Rajib Chanda, Esq.

Christopher Healey, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

(202) 636-5500

July 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92535C104

1.	Names of Reporting Persons. The Carlyle Group Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 844,031 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 844,031 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 844,031 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of certain provisions contained in the Voting Agreements as described in Item 5 of this Amendment No. 1. Pursuant to Rule 13d-4 under the Act, neither the filing of this Amendment No. 1 nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,387,864 Shares of the Issuer outstanding as of July 14, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Holdings I GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 844,031 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 844,031 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 844,031 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of certain provisions contained in the Voting Agreements as described in Item 5 of this Amendment No. 1. Pursuant to Rule 13d-4 under the Act, neither the filing of this Amendment No. 1 nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,387,864 Shares of the Issuer outstanding as of July 14, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Holdings I GP Sub L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 844,031 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 844,031 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 844,031 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (1)(2)
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of certain provisions contained in the Voting Agreements as described in Item 5 of this Amendment No. 1. Pursuant to Rule 13d-4 under the Act, neither the filing of this Amendment No. 1 nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,387,864 Shares of the Issuer outstanding as of July 14, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Holdings I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 844,031 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 844,031 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 844,031 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of certain provisions contained in the Voting Agreements as described in Item 5 of this Amendment No. 1. Pursuant to Rule 13d-4 under the Act, neither the filing of this Amendment No. 1 nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,387,864 Shares of the Issuer outstanding as of July 14, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. CG Subsidiary Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 844,031 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 844,031 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 844,031 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (1)(2)
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of certain provisions contained in the Voting Agreements as described in Item 5 of this Amendment No. 1. Pursuant to Rule 13d-4 under the Act, neither the filing of this Amendment No. 1 nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,387,864 Shares of the Issuer outstanding as of July 14, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. TC Group L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 844,031 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 844,031 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 844,031 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (1)(2)
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of certain provisions contained in the Voting Agreements as described in Item 5 of this Amendment No. 1. Pursuant to Rule 13d-4 under the Act, neither the filing of this Amendment No. 1 nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,387,864 Shares of the Issuer outstanding as of July 14, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Investment Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 844,031 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 844,031 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 844,031 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (1)(2)
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of certain provisions contained in the Voting Agreements as described in Item 5 of this Amendment No. 1. Pursuant to Rule 13d-4 under the Act, neither the filing of this Amendment No. 1 nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,387,864 Shares of the Issuer outstanding as of July 14, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Global Credit Investment Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 844,031 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 844,031 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 844,031 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (1)(2)
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of certain provisions contained in the Voting Agreements as described in Item 5 of this Amendment No. 1. Pursuant to Rule 13d-4 under the Act, neither the filing of this Amendment No. 1 nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,387,864 Shares of the Issuer outstanding as of July 14, 2023.

The Schedule 13D filed on January 23, 2023 by the Reporting Persons (as defined below) (the “Original Schedule 13D”) is supplemented and amended by this Amendment No. 1 (the Original Schedule 13D, as so amended, the “Schedule 13D”) relating to the Shares (as defined below) of the Issuer (as defined below). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the shares of beneficial interest (the “Shares”) of Carlyle Credit Income Fund, a Delaware statutory trust (the “Issuer”). The principal executive office of the Issuer is located at One Vanderbilt Avenue, Suite 3400, New York, New York 10017.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Act by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) The Carlyle Group Inc.;

(ii) Carlyle Holdings I GP Inc.;

(iii) Carlyle Holdings I GP Sub L.L.C.;

(iv) Carlyle Holdings I L.P.;

(v) CG Subsidiary Holdings L.L.C.;

(vi) TC Group, L.L.C.;

(vii) Carlyle Investment Management L.L.C.; and

(viii) Carlyle Global Credit Investment Management L.L.C. (“CGCIM”).

Each of the Reporting Persons is organized in the state of Delaware.

The address of the principal business and principal office of each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

The directors of The Carlyle Group Inc. are William E. Conway, Jr., Daniel A. D’Aniello, Sharda Cherwoo, Linda H. Filler, Lawton W. Fitt, James H. Hance, Jr., Mark S. Ordan, Derica W. Rice, Dr. Thomas S. Robertson, David M. Rubenstein, Harvey M. Schwartz, William J. Shaw and Anthony Welters (collectively, the “Directors”).

The executive officers of The Carlyle Group Inc. are Harvey M. Schwartz, Chief Executive Officer; Curtis L. Buser, Chief Financial Officer; Jeffrey W. Ferguson, General Counsel; Christopher Finn, Chief Operating Officer; and Bruce Larson, Chief Human Resources Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”).

Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The present principal occupation of each of the Directors is as follows: William E. Conway, Jr. is a Co-Founder and Co-Chairman of The Carlyle Group; Daniel A. D’Aniello is a Co-Founder and Chairman Emeritus of The Carlyle Group; Sharda Cherwoo was a Senior Partner at Ernst & Young; Linda H. Filler was the President of Retail Products, Chief Marketing Officer and Chief Merchandising Officer at Walgreen Co.; Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group and a former Vice Chairman of Bank of America; Mark S. Ordan is the Executive Chair of Pediatrix Medical Group; Derica W. Rice was the Executive Vice President of CVS Health and President of CVS Caremark, the pharmacy benefits management business of CVS Health; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; David M. Rubenstein is a Co-Founder and Co-Chairman of The Carlyle Group; Harvey M. Schwartz is the Chief Executive Officer of The Carlyle Group; William J. Shaw was the Vice Chairman of Marriott International, Inc.; and Anthony Welters is Founder, Chairman and CEO of CINQ Care Inc. and Executive Chairman of the BlackIvy Group, LLC.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following immediately after the section titled “Voting Agreements”:

Closing

On July 14, 2023, the Closing (as defined in the Transaction Agreement) occurred. As a result of the Closing:

•

Investment Adviser: CGCIM became the investment adviser to the Issuer. In its capacity as the investment adviser to the Issuer, CGCIM is now responsible for, among other things, sourcing potential investments, conducting research and due diligence on prospective investments, analyzing and structuring investments and monitoring investments on an ongoing basis.

•

Shareholder Payment: CGCIM made a special one-time payment of $10,000,000 (or approximately $0.96 per Share) to shareholders of the Issuer. The funds required for the payment described in the preceding sentence were sourced from the working capital of CGCIM.

•

Board Representation: Each of the Issuer’s trustees was replaced by nominees of CGCIM. As a result, the Issuer’s current trustees are Mark Garbin, Sanjeev Handa, Joan McCabe, Brian Marcus and Lauren Basmadjian, each of whom was elected by the Issuer’s shareholders at a special meeting held on June 15, 2023.

•

Amendment and Restatement of Certain Organizational Documents: The Issuer’s Declaration of Trust and By-Laws were amended and restated substantially in the forms attached to the Transaction Agreement, as approved by the Issuer’s shareholders at a special meeting held on June 15, 2023.

•	Changes in Investment Strategy: The Issuer’s investment strategy was changed to invest primarily in debt and equity tranches issued by collateralized loan obligations.

CGCIM or one of its affiliates expects to commence the Tender Offer on or about July 18, 2023. The funds required for the Tender Offer are expected to be sourced from the working capital of CGCIM or the applicable affiliate.

On the tenth Business Day (as defined in the Transaction Agreement) following the closing of the Tender Offer, CGCIM or one of its affiliates will invest at least $15,000,000 into the Issuer through (i) the acquisition of newly issued Shares at the greater of the then-current net asset value per Share and the net asset value per Share that represents the Tender Offer purchase price and (ii) the acquisition of Shares in private purchases, including the Saba Share Purchase (as defined in the Original Schedule 13D). The funds required for the acquisitions described in the preceding sentence are expected to be sourced from the working capital of CGCIM or the applicable affiliate.

The information set forth in Item 5 of Amendment No. 1 is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

At the time of the Closing (as defined in the Transaction Agreement), the irrevocable proxies granted by the Supporting Shareholders to CGCIM to vote all applicable Shares as set forth in the Voting Agreements (the “Supporting Shareholder Voting Proxies”) terminated in accordance with their terms. To the extent that the Reporting Persons may have been deemed to beneficially own Shares as a result of the Supporting Shareholder Voting Proxies, upon termination of the Supporting Shareholder Voting Proxies, the Reporting Persons no longer beneficially own such Shares.

As of the date hereof, the Reporting Persons do not own any Shares. However, as described in Item 4 of the Schedule 13D, CGCIM has agreed, pursuant to the Voting Agreements and subject to certain limitations and exceptions set forth therein, to acquire (or to cause one of its Affiliates to acquire) all Shares held by certain shareholders of the Issuer after the closing of the Tender Offer at the same purchase price per Share as paid in the Tender Offer. As a result, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 844,031 Shares for purposes of Rule 13d-3 under the Act. The aggregate number of Shares covered by CGCIM’s obligation to acquire Shares as described in this paragraph represents approximately 8.1% of the outstanding Shares, based on 10,387,864 aggregate Shares issued and outstanding as of July 14, 2023.

Each of The Carlyle Group Inc., Carlyle Holdings I GP Inc., Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I L.P., CG Subsidiary Holdings L.L.C., TC Group, L.L.C. and Carlyle Investment Management L.L.C. may be deemed to be the beneficial owner of the securities beneficially owned by CGCIM, if any, but each disclaims beneficial ownership of such Shares.

To the best knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Shares except as described herein. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owners of any Shares. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2023

THE CARLYLE GROUP INC.

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	General Counsel

CARLYLE HOLDINGS I GP INC.

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director and General Counsel

CARLYLE HOLDINGS I GP SUB L.L.C.

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director and General Counsel

CARLYLE HOLDINGS I L.P.

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director

CG SUBSIDIARY HOLDINGS L.L.C.

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director

TC GROUP, L.L.C.

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director

CARLYLE INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	General Counsel

CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Joshua Lefkowitz
Name:	Joshua Lefkowitz
Title:	Managing Director